# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Genenta Science S.p.A., CIK 0001838716
CUSIP: 36870W100
Title of class of securities: Ordinary Shares and American Depository Shares
Address of issuer's principal executive offices: Via dell'Annunciata 31, Annunciata 31, Milan, Italy (L6), 20121
Date of event which requires filing of this statement: 05/29/2026
Amends the filing with accession number 0001493152-26-021319
Filed by CIK 0002131493
Persons authorized to receive notices and communications: Gianluigi Esposito, Raines Feldman Littrell LLP, 1350 Avenue of the Americas, 22nd Floor, New York, New York (NY), 10019, (917) 790 7100

## Reporting persons
- Marco Nuzzo (CIK 0002131493): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 119,553; shared voting power 20,732,504; sole dispositive power 17,079; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Marco Nuzzo ("Nuzzo") owns 17,079 Ordinary Shares, entitling him to 119,553 votes, of which he has sole voting and dispositive power. Together with the other Reporting Persons, Nuzzo has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Luigi Naldini: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 6,930,725; shared voting power 20,732,504; sole dispositive power 1,386,145; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Luigi Naldini ("Naldini") owns 1,386,145 Ordinary Shares, entitling him to 6,930,725 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Naldini has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Bernhard Gentner: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 3,464,355; shared voting power 20,732,504; sole dispositive power 692,871; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Bernhard Gentner ("Gentner") owns 692,871 Ordinary Shares, entitling him to 3,464,355 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Gentner has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Globe 2017 S.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 3,060,178; shared voting power 20,732,504; sole dispositive power 413,629; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Globe 2017 S.r.l. ("Globe 2017") owns 413,629 Ordinary Shares, entitling it to 3,060,178 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Globe 2017 has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Ferragamo Finanziaria S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 2,585,056; shared voting power 20,732,504; sole dispositive power 320,467; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Ferragamo Finanziaria S.p.A. ("Ferragamo Finanziaria") owns 320,467 Ordinary Shares, entitling it to 2,585,056 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Ferragamo Finanziaria has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Gaudenzio Roveda: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 2,834,654; shared voting power 20,732,504; sole dispositive power 975,736; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Gaudenzio Roveda ("Roveda") owns 690,000 American Depository Shares, entitling him to 690,000 votes, and 285,736 Ordinary Shares, entitling him to 2,144,654 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Roveda has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Fidim S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 899,711; shared voting power 20,732,504; sole dispositive power 899,711; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Fidim S.p.A. ("Fidim") owns 899,711 American Depository Shares, entitling it to 899,711 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Fidim has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Fin Posillipo S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 550,000; shared voting power 20,732,504; sole dispositive power 550,000; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Fin Posillipo S.p.A. ("Posillipo") owns 550,000 American Depository Shares, entitling it to 550,000 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Posillipo has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- BF & F S.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 219,957; shared voting power 20,732,504; sole dispositive power 219,957; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: BF & F S.r.l. ("BF & F") owns 219,957 American Depository Shares, entitling it to 219,957 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, BF & F has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Vyoda S.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 34,158; shared voting power 20,732,504; sole dispositive power 34,158; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Vyoda S.r.l. ("Vyoda") owns 34,158 American Depository Shares, entitling it to 34,158 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Vyoda has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.
- Vittorio Avogadro di Collobiano: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 34,157; shared voting power 20,732,504; sole dispositive power 34,157; shared dispositive power 5,543,910; aggregate amount beneficially owned 5,543,910 (11.5% of the class)
  Comment: Vittorio Avogadro di Collobiano ("Collobiano") owns 34,157 American Depository Shares, entitling him to 34,157 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Collobiano has shared voting power equal to 20,732,504 votes based on a total of 2,427,983 American Depository Shares that are entitled to 2,427,983 votes and 3,115,927 Ordinary Shares that are entitled to 18,304,521 votes. The voting power of the shares totals 18.90% based on 109,436,695 outstanding votes as of September 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares and American Depository Shares
Name of issuer: Genenta Science S.p.A.
Address of issuer's principal executive offices: Via dell'Annunciata 31, Annunciata 31, Milan, Italy (L6), 20121
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 is being filed to report: (i) a decrease in the percentage of the Ordinary Shares beneficially owned by the Reporting Persons resulting from the Issuer's announced allotment of 24,625,838 Ordinary Shares on May 29, 2026 in connection with the simultaneously announced amendment to the A.T.C transaction; (ii) a reduction in the voting power of certain shareholders listed in the special register of shareholders entitled to enhanced voting rights, resulting from changes unilaterally made by the Issuer as reflected in the special register as of June 23, 2026; and (iii) an increase in the voting power of certain shareholders listed in that special register as of September 29, 2026, resulting from the completion of an additional year of uninterrupted ownership as reflected in the special register as of September 29, 2026; and to make related updates to the Schedule 13D. This Amendment No. 1 also reports the acquisition by Fin Posillipo S.p.A. of 110,000 ADSs, as further described in Items 3, 4 and 5 below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following thereto:

Fin Posillipo S.p.A. acquired an additional 110,000 ADSs in open-market transactions on Nasdaq during the period from August 7, 2026 to August 19, 2026, for an aggregate purchase price of approximately US$ 143,000.00, using its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following thereto:

On June 12, 2026, the Court of Milan granted interim relief suspending the effectiveness of the resolution adopted at the Issuer's extraordinary shareholders' meeting on October 29, 2025 concerning the amendment to the Issuer's corporate purpose. On July 9, 2026, a panel of the Court of Milan revoked that interim relief following a challenge filed by the Issuer. The proceedings on the merits remain pending.

Between August 7, 2026 and August 19, 2026, Fin Posillipo S.p.A. ("Posillipo") acquired 110,000 ADSs in open-market transactions at a price of $1.30 per ADS. Posillipo made these purchases for its own account. The purchases were not planned, directed, or coordinated by, and were not made pursuant to any agreement or understanding with, any other Reporting Person. The other Reporting Persons were not aware of the purchases until September 28, 2026. Posillipo made the purchases for its own investment purposes and not in furtherance of the objectives of the group described in Item 4 of the Schedule 13D. Details of the acquisition are included in Items 3 and 5 of this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The aggregate number of Ordinary Shares and American Depository Shares ("ADS") and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Ordinary Shares and ADSs in this Statement are based upon 48,216,858 total shares outstanding as of September 29, 2026 and the voting percentage of the Ordinary Shares and the ADS is based on 109,436,695 outstanding votes as of September 29, 2026. The Reporting Persons may be deemed to beneficially own an aggregate of 5,543,910 Ordinary Shares and ADS, which constitutes approximately 11.5% of the Issuer's outstanding shares and approximately 18.94% of the total voting power, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person. Marco Nuzzo beneficially owns 17,079 Ordinary Shares, which represents approximately 0.04% of the outstanding shares, entitling him to 119,553 votes, which represent approximately 0.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Luigi Naldini beneficially owns 1,386,145 Ordinary Shares, which represents approximately 2.9% of the outstanding shares, entitling him to 6,930,725 votes, which represents 6.3% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Bernhard Gentner beneficially owns 692,871 Ordinary Shares, which represents approximately 1.4% of the outstanding shares, entitling him to 3,464,355 votes, which represents 3.2% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Globe 2017 S.r.l. beneficially owns 413,629 Ordinary Shares, which represents approximately 0.9% of the outstanding shares, entitling it to 3,060,178 votes, which represents 2.8% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Ferragamo Finanziaria S.p.A beneficially owns 320,467 Ordinary Shares, which represents approximately 0.7% of the outstanding shares, entitling it to 2,585,056 votes, which represents 2.4% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Gaudenzio Roveda beneficially owns 285,736 Ordinary Shares and 690,000 ADS, which represents approximately 2.0% of the outstanding shares, entitling him to 2,834,654 votes, which represents 2.6% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Fidim S.p.A. beneficially owns 899,711 ADS, which represents approximately 1.9% of the outstanding shares, entitling it to 899,711 votes, which represents 0.8% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Fin Posillipo beneficially owns 550,000 ADS, which represents approximately 1.1% of the outstanding shares, entitling it to 550,000 votes, which represents 0.5% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. BF & F S.r.l. beneficially owns 219,957 ADS, which represents approximately 0.5% of the outstanding shares, entitling it to 219,957 votes, which represents 0.2% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Vyoda S.r.l. beneficially owns 34,158 ADS, which represents approximately 0.1% of the outstanding shares, entitling it to 34,158 votes, which represents less than 0.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act. Vittorio Avogadro di Collobiano beneficially owns 34,157 ADS, which represents approximately 0.1% of the outstanding shares, entitling him to 34,157 votes, which represents less than 0.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

For clarity, the total number of issued Ordinary Shares, the aggregate number of votes attached to all issued Ordinary Shares, and the number of votes attributable to each Reporting Person have been derived from the information obtained during the last general assemblies (June 29, 2026 and July 29, 2026) and during the inspection of the shareholders' register and the special register of shareholders entitled to enhanced voting rights conducted on September 29, 2026, which was confirmed in writing by the Issuer on the same date.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares and / or the ADS during the past sixty (60) days.

This following is a the list of purchases of ADSs made by Posillipo in open market transactions on the Nasdaq market, listing the date, number of ADSs, and purchase price per ADS:

August 2026
Date Quantity Transaction Price USD Total USD
8.7.26 2,715 Purchase 1.30 3,529.50
8.10.26 29,898 Purchase 1.30 38,867.40
8.11.26 2,888 Purchase 1.30 3,754.40
8.12.26 12,894 Purchase 1.30 16,762.20
8.13.26 5,221 Purchase 1.30 6,787.30
8.14.26 14,577 Purchase 1.30 18,950.10
8.17.26 12,243 Purchase 1.30 15,915.90
8.18.26 8,396 Purchase 1.30 10,914.80
8.19.26 21,168 Purchase 1.30 27,518.40
110,000 1.30 143,000.00

## Signatures
- Marco Nuzzo: /s/ Marco Nuzzo, Marco Nuzzo/an Individual (10/02/2026)
- Luigi Naldini: /s/ Luigi Naldini, Luigi Naldini/an Individual (10/01/2026)
- Bernhard Gentner: /s/ Bernhard Gentner, Bernhard Gentner/an Individual (10/01/2026)
- Globe 2017 S.r.l.: /s/ Marco Nuzzo, Marco Nuzzo/Authorized Signatory (10/02/2026)
- Ferragamo Finanziaria S.p.A.: /s/ Diego di Paterno Castello di San Guiliano, Diego di Paterno Castello di San Guiliano/Chairman (10/01/2026)
- Gaudenzio Roveda: /s/ Gaudenzio Roveda, Gaudenzio Roveda/an Individual (10/01/2026)
- Fidim S.p.A.: /s/ Lucio Rovati, Lucio Rovati/Authorized Signatory (10/01/2026)
- Fin Posillipo S.p.A.: /s/ Raffaele Petrone, Raffaele Petrone/CEO (10/01/2026)
- BF & F S.r.l.: /s/ Leonardo Bormiolo, Leonardo Bormiolo/Authorized Signatory (10/01/2026)
- Vyoda S.r.l.: /s/ Vittorio Avogadro di Collobiano, Vittorio Avogadro di Collobiano/Authorized Signatory (10/02/2026)
- Vittorio Avogadro di Collobiano: /s/ Vittorio Avogadro di Collobiano, Vittorio Avogadro di Collobiano/an Individual (10/02/2026)